Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

September 8, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Folake Ayoola

Re:                                                           Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts

Amendment No. 2 to Registration Statement on Form SF-3

Filed September 4, 2015; File No. 333-205966

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Receivables Two LLC (the “Registrant”), requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on July 30, 2015 and amended on September 1, 2015 and September 4, 2105 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 4:30 p.m. on Tuesday, September 8, 2015 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FORD CREDIT AUTO RECEIVABLES TWO LLC

By:	/s/ Susan J. Thomas
Name:	Susan J. Thomas
Title:	Secretary